

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 4720

July 21, 2009

By U.S. Mail and Facsimile to: (202) 362-2902

Geoffrey S. Sheils
President & Chief Executive Officer
First Sentry Bancshares, Inc.
823 Eighth Street
Huntington, WV 25701

> **Re: First Sentry Bancshares, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed July 15, 2009**
> **File No. 333-156180**

Dear Mr. Sheils:

   We have reviewed your amended filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form S-4

First Sentry Bancshares, Inc. Financial Statements, page F-3

Note 5 – Investment Securities, page F-18

1.   We note your response to comment 9 from our letter dated July 7, 2009, stating the net impact from your securities reclassification was $177,924 which you are not amortizing over the 12 year life of the securities due to immateriality. Please tell us how you propose to account for the gross unamortized amount of $290,489 over the life of the securities and provide us with a comprehensive materiality analysis specifically addressing the guidance in SAB No. 99 and SAB No. 108.

Also, please tell us how your proposed accounting complies with paragraph 15 of SFAS 115.

Closing Comments

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

cc: Alan Schick, Esq.
        Benjamin M. Azoff, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        (By facsimile)